FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2006


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                  LOM Building
                                 27 Reid Street
                                 Hamilton, HM 11
                                     Bermuda
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a press release issued by Nordic American Tanker Shipping Limited (the "Company") on December 21, 2006 announcing the Company's updated financial calendar.

                                                               Exhibit 1


[GRAPHIC OMITTED]




Nordic American Tanker Shipping Ltd. (NYSE:NAT) Updated Financial Calendar

Hamilton, Bermuda, December 21, 2006.

Nordic American Tanker Shipping Limited (the "Company") today announced that it expects to issue its fourth quarter earnings and dividend release on February 14, 2007, before the opening of trading. The record date for the fourth quarter dividend is expected to be February 22, 2007, and the payment date is expected to be March 1, 2007.




Contacts:
Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Ltd.
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com
                               -----------------------

Web-site:  www.nat.bm

Rolf Amundsen, Investor Relations
Nordic American Tanker Shipping Ltd.
Tel: +1 800 601 9079 or + 47 908 26 906

Herbj0rn Hansson, Chairman & CEO
Nordic American Tanker Shipping Ltd.
Tel:  +1 866 805 9504 or + 47 901 46 291

Gary Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  December 28, 2006               By:  /s/ Herbj0rn Hansson
                                             --------------------
                                               Herbj0rn Hansson
                                               Chairman, Chief Executive Officer
                                               and President


SK 01318 0002 734600